Railway Heights Campaign Video Transcript


My name is Anh Mai.

And I'm Lian Nguyen.

And we're local entrepreneurs from Houston, Texas.

We opened up Prohibition Supper Club & Bar in 2011.

We also opened Conservatory, the first food hall in Houston about two years ago.

And now about to open Bravery Chef Hall, which is similar to the food hall, but more elevated, more focused on the chefs themselves.

Next year we hope to open Railway Heights. Railway Heights is located at 8200 Washington on 3.6 acres of land in this big development with the 300 unit apartment complex and big 22,000 square foot family park, a dog park about 5,000 square feet. Then there's a beer garden in about eight to 9,000 square feet.

On the ground floor there will be a 5,000 square foot grocery store that has some really unique features such as direct produce and farmers, as well as a ugly produce section and a zero waste section. On the second floor there's roughly 28 restaurants, 20 arts and crafts and retail booths as well. The whole top floor is anchored by a wine bar.

So our mission is to make small businesses big. What we're trying to do is really create a platform for entrepreneurs to thrive and succeed. We're really rooting for the underdogs. We focus on talent, the end product, first time owners, and really their story.

Then travelers go to Spain or they go to London or wherever one of the things that they absolutely have to go visit is the market because when you go to that market, you're not seeing something that some big company has put together and has recycled over and over again, you're seeing something extremely unique and authentic to that area.

Right. So we're hoping to recreate that for Houston and make it very grassroots.

Railway Heights tells the story of Houston. It basically is a place where all these people that have made Houston home, whether they've been here for generations, or they just came here, it allows everyone to take chances and create new things. And really, all we're trying to do is capture that story and tell that story.

We're excited to bring Railway Heights to Houston and we hope you'll enjoy this.